Exhibit 99.2

2023 Annual Report and Notice of Annual General Meeting

Hong Kong, Shanghai, & Florham Park, NJ — Monday, April 8, 2024: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM: HCM; HKEX: 13) today announces that its 2023 Annual Report, together with the Notice of Annual General Meeting and the Form of Proxy (“AGM Materials”), will be posted on April 9, 2024 to those shareholders who have elected to receive the AGM Materials in printed form. The documents can also be accessed from the HUTCHMED website (www.hutch-med.com).

The 2024 Annual General Meeting (“AGM”) will be an electronic/hybrid meeting to be held at 1st Floor, Harbour Grand Kowloon, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Friday, May 10, 2024 at 5:00 pm Hong Kong Time (10:00 am London Time), with online access through an online platform as detailed in the AGM Materials.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has approximately 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception it has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also marketed in the U.S. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

CONTACTS

Investor Enquiries	+852 2121 8200 / +1 973 306 4490 / ir@hutch-med.com

Media Enquiries
Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Zhou Yi, Brunswick	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley / Daphne Zhang, Panmure Gordon	+44 (20) 7886 2500